Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

July 8, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Rucha Pandit
Mr. Donald Field
Ms. Aamira Chaudhry
Ms. Theresa Brillant

Re:	Twin Hospitality Group Inc.
Amendment No. 1 to Draft Registration Statement on Form 10-12B
CIK No. 0002011954

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Twin Hospitality Group Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the draft registration statement on Form 10-12B, confidentially submitted by the Company to the Commission on May 13, 2024 (the “Draft Registration Statement”), as set forth in the Commission’s letter, dated June 7, 2024, addressed to Mr. Joseph Hummel, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments set forth in the Comment Letter, for confidential nonpublic review. In addition to addressing the Staff’s comments in the Comment Letter, the Company has revised the Draft Registration Statement to include the financial results and the unaudited condensed consolidated financial statements of the Twin Group as of March 31, 2024 and for the thirteen weeks ended March 31, 2024 and March 26, 2023, and to update certain other disclosures therein.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein in italics and boldfaced print, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the pages of the Information Statement filed as Exhibit 99.1 to the Draft Registration Statement, and page references in the Company’s responses refer to the pages of the Information Statement filed as Exhibit 99.1 to Amendment No. 1 (the “Information Statement”).

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

The Company respectfully submits the following as its responses to the Comment Letter:

Draft Registration Statement on Form 10-12B

Cover Page

1.	We note your disclosure that you will be a controlled company following the spin-off with FAT Brands beneficially owning a to-be-determined percentage of the total voting power of the outstanding shares of your common stock. Please revise here and wherever else you discuss your controlled company status to state, if true, that FAT Brands will have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Information Statement, and in “Summary of the Spin-Off—Concentration of Ownership” (page 7), “Summary of our Company and our Business—Controlled Company Exemptions” (page 30), and “Management—Controlled Company Exemptions” (page 158), to state that, as long as FAT Brands continues to control more than 50% of the total voting power of the Company’s common stock, FAT Brands will have the ability to control the outcome of matters submitted to the Company’s stockholders for approval.

Exhibit 99.1 Information Statement

Presentation of Certain Key Performance Indicators and Non-GAAP Financial Metrics

Comparable Restaurant Sales, page iii

2.	We note your disclosure that “[c]onsistent with common industry practice, we present Comparable Restaurant Sales on a calendar-adjusted basis that aligns current year sales weeks with comparable periods in the prior year, regardless of whether they belong to the same fiscal period.” Please further clarify this statement.

In response to the Staff’s comment, the Company has removed the referenced statement from the disclosure in “About this Information Statement—Presentation of Certain Key Performance Indicators and Non-GAAP Financial Metrics—Key Performance Indicators—Comparable Restaurant Sales” (page iii) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Comparable Restaurant Sales” (page 104).

Our Company, page 7

3.	We note your disclosure that you are the “franchisor and operator of two category-leading casual dining restaurant concepts: Twin Peaks and Smokey Bones.” Please revise to clarify by what metric the concepts are “category-leading,” such as by revenue, sales, etc.

In response to the Staff’s comment, the Company has removed the references to “category-leading” from the disclosure in “Summary of our Company and our Business—Our Company” (page 9), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” (page 102), and “Business—Our Company” (page 121).

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

4.	We note your disclosure that you have more than 100 signed franchised units in your development pipeline. To the extent possible, please revise to quantify the anticipated timeline to bring these franchise units online. Additionally, we note that your disclosure on page 39 that you have a historical franchise commitment-to-restaurant opening conversion rate of approximately 66% for Twin Peaks restaurants. Please revise to balance your development pipeline expectations with an anticipated timeline (near term and long term) and expected conversion rate.

In response to the Staff’s comment, the Company has revised the disclosure in “Summary of our Company and our Business—Twin Peaks: The Ultimate Sports Lodge” (page 10) and “Business—Twin Peaks: The Ultimate Sports Lodge” (page 122) to disclose that, based on the Company’s franchise development pipeline, which continues to grow, for fiscal years 2024 to 2028, the Company believes that it and its franchisee partners will open between 10 to 12 new franchised Twin Peaks restaurants each year.

The Company also respectfully advises the Staff that the Company’s franchise development pipeline is continually changing, as the new franchisee partners are continuing to sign new franchise commitments for Twin Peaks restaurants. Additionally, the Company believes that the quality of such franchise commitments is getting better, which should result in higher than historical conversion rates, as the Company is selling smaller territories with fewer respective development commitments to more franchisee partners, and the Company believes that it has improved its vetting process for franchisee candidates by instituting more stringent franchisee qualifications.

Expansion of our Smokey Bones Restaurant Footprint, page 19

5.	We note your disclosure regarding potential Smokey Bones expansion opportunities. Please reconcile or balance such disclosure with your current plans to convert the majority of the acquired 61 Smokey Bones restaurants into new Twin Peaks restaurants.

In response to the Staff’s comment, the Company has revised the disclosure in “Summary of our Company and our Business—Smokey Bones: The Masters of Meat—Smokey Bones’ Market Opportunity” (page 21) and “Business—Smokey Bones: The Masters of Meat—Smokey Bones’ Market Opportunity” (page 139) to remove disclosure relating to the expansion of the Company’s Smokey Bones restaurant system.

Organizational Structure, page 25

6.	We note here and on page 73 that the diagram of your organizational structure indicates that “[p]urchasers in this offering” will own a certain percentage of Twin Hospitality Group, Inc.’s Class A Common Stock. We additionally note the disclosure on page F-8 that you are “contemplating an initial registration . . . that would involve the spin-off of the Company from the Parent and a sale of a portion of the Parent’s equity ownership in the Company to the public.” Please advise or reconcile these disclosures which suggest a sale of securities to the public with the contemplated spin-off transaction.

In response to the Staff’s comment, the Company has updated the corporate structure chart in “Summary of our Company and our Business—Organizational Structure Following the Reorganization and the Spin-Off—Organizational Structure” (page 27) and “Reorganization—Organizational Structure Following the Reorganization and the Spin-Off—Organizational Structure” (page 84) to replace the reference to “Purchasers in this offering” with “FAT Brands Common Stockholders receiving shares in the Spin-Off”.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

Additionally, the Company respectively advises the Staff that Note 1 (Organization) to the Company’s audited financial statements as of and for the years ended December 31, 2023 and December 25, 2022 (page F-8) was prepared when the Company was previously contemplating a contemporaneous offering of securities to the public along with the contemplated spin-off transaction. Currently, the Company is considering undertaking a potential registered public offering of securities shortly after the completion of the spin-off transaction, although it does not yet have any definitive plans to do so.

Summary Historical and Pro Forma Condensed Combined Financial Information and Other Data, page 31

7.	Please tell us how you determined that removing the non-cash portion of lease expenses in arriving at Adjusted EBITDA does not substitute an individually-tailored recognition and measurement method for GAAP, or remove the adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI’s). Additionally, pre-opening expenses appear to represent normal operating expenses necessary to operate your business, and therefore the adjustment is not consistent with the guidance in Question 100.01 of the Non-GAAP C&DI’s. Please revise.

The Company respectfully advises the Staff that the Company believes that, with respect to its calculation of Adjusted EBITDA, the adjustment for the non-cash portion of lease expenses, which represents the difference between cash rent payments and the recognition of straight-line rent expense recognized over the lease term, is appropriate and common in the restaurant sector, and the Company notes that this adjustment will be an increase or decrease as the lease periods progress. The Company has considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and believes that this adjustment complies with Rule 100(b) of Regulation G as it does not cause the presentation of the non-GAAP measure to be misleading. The Company believes that this adjustment is appropriate as it represents a non-cash expense similar to depreciation and stock-based compensation, which are also excluded from the calculation of Adjusted EBITDA.

The Company also notes that the presentation of non-GAAP financial measures that adjust for the effects of straight-line rent is a common practice among the Company’s peer group (including publicly traded restaurant companies) to supplement, but not to replace, the presentation of net income (loss) prepared in accordance with GAAP.

In light of the foregoing, Company management does not believe that the Company’s presentation of Adjusted EBITDA substitutes an individually-tailored revenue recognition and measurement method for those under GAAP in violation of Rule 100(b) of Regulation G (i.e., the Company’s presentation of Adjusted EBITDA does not contain an untrue statement of material fact, and does not omit to state a material fact necessary in order to make the presentation of Adjusted EBITDA not misleading, particularly because the Company is providing a transparent reconciliation of net income (loss) to Adjusted EBITDA.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

Additionally, the Company respectfully advises the staff that it believes the adjustment for pre-opening expenses, which includes labor costs for new employees (e.g., trainees), such as the related hourly wages, payroll taxes and benefits, travel expenses for trainees and trainers, and recruitment fees for the training period, is appropriate. The amount of pre-opening expenses in any given period could vary in amount and frequency as such expenses are driven by the number and timing of new restaurant openings, which also vary between periods.

As it relates to the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the Company does consider pre-opening costs to be normal, recurring, cash operating expenses necessary to operate its business; however, the Company does not believe that excluding these items results in a misleading measure of its operating performance. The Company’s GAAP financial measures, which include pre-opening expenses, can be used to evaluate its overall financial performance. However, to supplement the Company’s GAAP financial measures, which are subject to the variability of costs associated with new restaurant openings, the Company provides certain non-GAAP financial measures that exclude pre-opening costs, and also provides a transparent reconciliation of the applicable GAAP financial measure to such non-GAAP financial measure, which specifically shows the pre-opening costs as a separate reconciling item. The Company believes that these non-GAAP financial measures provide useful information to stakeholders and investors regarding certain financial and business trends with respect to the Company’s financial condition and operating results related to its existing restaurants.

The Company also notes that the presentation of non-GAAP financial measures that adjust for the effects of pre-opening expense is a common practice among the Company’s peer group (including publicly traded restaurant companies) to supplement, but not to replace, the presentation of net income (loss) prepared in accordance with GAAP.

Company management believes that the presentation of Adjusted EBITDA, including the adjustments to exclude non-cash lease expenses and pre-opening expenses, complies with Item 10(e) of Regulation S-K and Regulation G, including Rule 100(b) thereof. In presenting Adjusted EBITDA in the Information Statement, the Company:

●	presents net income (loss) (calculated in accordance with GAAP) with equal or greater prominence;

●	discloses the reasons why Company management believes that the presentation of Adjusted EBITDA provides useful supplemental information to investors regarding the Company’s operating performance, which is intended to provide investors with comparable non-GAAP financial measures to those of the Company’s public peers in the restaurant sector;

●	specifically states that Adjusted EBITDA is a supplemental performance measure that should not be considered as an alternative to net income (loss) computed in accordance with GAAP; and

●	provides a detailed transparent reconciliation that quantifies each adjustment made to net income (loss) in calculating Adjusted EBITDA in a manner consistent with Item 10(e) of Regulation S-K.

The Company acknowledges the significance of the adjustments to exclude non-cash lease expenses and pre-opening expenses in its calculation of Adjusted EBITDA, and, as such, the Company has revised the disclosure in “About this Information Statement—Presentation of Certain Key Performance Indicators and Non-GAAP Financial Metrics—Non-GAAP Financial Metrics—Adjusted EBITDA and Adjusted EBITDA Margin” (page iv), footnote (4) to the tables in “Summary Historical Consolidated and Pro Forma Condensed Combined Financial Information and Other Data” (page 34), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Adjusted EBITDA and Adjusted EBITDA Margin” (page 104), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics—Adjusted EBITDA and Adjusted EBITDA Margin” (page 111) to clarify, emphasize, and add additional details regarding, such adjustments.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

8.	Please expand your disclosure regarding the limitations on the usefulness of the non-GAAP measure Restaurant-level EBITDA to emphasize that the excluded costs (i.e., general and administrative expenses and pre-opening expenses) are essential to support the operation and development of your restaurants.

In response to the Staff’s comment, the Company has revised the disclosure in (i) footnote (5) to the tables in “Summary Historical Consolidated and Pro Forma Condensed Combined Financial Information and Other Data” (pages 35 – 36), and (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Metrics—Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin” (page 105), to disclose that Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin exclude corporate level expenses, pre-opening expenses, and depreciation and amortization on restaurant property and equipment, which are essential to support the operation and development of the Company’s restaurants.

Risk Factors

We have experienced and continue to experience inflationary conditions, page 41

9.	We note your disclosure that in “the years ended December 31, 2023 and December 25, 2022, our costs from operations increased significantly” and that you “expect inflationary pressures . . . to continue to impact [y]our business.” To the extent possible, please revise your disclosure here and in the MD&A section to quantify the impact of inflation and provide year-by-year comparisons of this impact so that investors can understand the nature and extent of the impact. Similarly, please provide additional detail regarding any attempts to offset cost pressures through price increases, and indicate whether such price increases have been successful.

In response to the Staff’s comment, the Company has revised the disclosure in “Risk Factors—Risks Related to our Business Operations—We have experienced and continue to experience inflationary conditions with respect to the cost for food, labor, construction and utilities, and we may not be able to increase prices or implement operational improvements sufficient to fully offset inflationary pressures on such costs, which may adversely impact our revenues and results of operations” (pages 46 – 47), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting our Performance—Commodity Pricing” (page 103), “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting our Performance—Labor Costs” (page 104), and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Effects of Inflation” (page 119), to include additional disclosure regarding (i) the impact of inflation on the Company’s operations in recent years, and (ii) the Company’s attempts to offset such inflationary pressures through menu price increases and other measures to increase operational efficiencies, and whether such increases and measures have been successful.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

We will have significant outstanding indebtedness under the Twin Securitization Notes . . ., page 47

10.	We note your disclosure that “[i]f certain covenants are not met, the indebtedness may become partially or fully due and payable on an accelerated schedule.” Please revise to briefly describe these “certain covenants.” Additionally, please revise to quantify the significant principal and interest payments which will be due following the Reorganization.

In response to the Staff’s comment, the Company has revised the disclosure in “Risk Factors—Risks Related to our Indebtedness—We will have significant outstanding indebtedness under the Twin Securitization Notes, which will require that we generate sufficient cash flow to satisfy the payment and other obligations under the terms of our indebtedness and will expose us to the risk of default and other remedies thereunder” (page 54) to provide examples of how the breach of certain covenants may cause the Twin Securitization Notes to become partially or fully due and payable on an accelerated schedule.

The Company respectfully advises the Staff that the Company is currently in the process of conducting a private offering of the Twin Securitization Notes, and will add a description of the terms of the Twin Securitization Notes, including the principal and interest payments that will be due thereunder, in “Description of Certain Indebtedness—Twin Securitization Notes” in a future amended version of the Information Statement, once such transaction is completed prior to the effectiveness of the Registration Statement.

If FAT Brands pursues the Potential FAT Brands Distribution . . ., page 56

11.	To the extent true, please revise here to clarify that the conditions that you receive a private letter ruling from the IRS as well as an opinion from outside counsel are waivable conditions.

In response to the Staff’s comment, the Company has revised the disclosure in “Summary of our Company and our Business—Our Relationship with FAT Brands—Potential FAT Brands Distribution” (page 28), “Risk Factors—Risks Related to our Organizational Structure—If FAT Brands pursues the Potential FAT Brands Distribution and there is later a determination that such distribution is taxable for U.S. federal income tax purposes, we could incur significant liabilities” (page 64), and “Reorganization—Potential FAT Brands Distribution” (page 84) to clarify that the conditions that the Company receives a private letter ruling from the IRS, as well as an opinion from outside counsel, are waivable conditions.

Unaudited Pro Forma Condensed Combined Financial Information, page 82

12.	We note a column for adjustments relating to the reorganization and spin-off transaction; however, there are no adjustments presented. Please advise.

In response to the Staff’s comment, the Company has revised the columns entitled “Reorganization and Spin-Off Transaction Accounting Adjustments (Note 2)” in the tables in “Unaudited Pro Forma Condensed Combined Financial Information” (pages 98 – 100) to remove the dashes indicating no adjustments in certain line items. The Company respectfully advises the Staff that certain adjustments relating to the Reorganization and the Spin-Off are not yet known, and will be included in those columns in a future amended version of the Information Statement once known.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

Key Performance Indicators, page 88

13.	When presenting a margin based on non-GAAP measures, please also present the most directly comparable GAAP margin with equal or greater prominence. This comment also applies throughout the filing when a non-GAAP margin is presented.

In response to the Staff’s comment, the Company has revised the disclosure in “Summary of our Company and our Business—Our Company—Our Track Record of Robust Financial Performance and Growth” (page 9), “Summary of our Company and our Business—Twin Peaks: The Ultimate Sports Lodge—Twin Peaks’ Competitive Strengths—High-Growth, Asset-Light Franchisor Business Model with Compelling Franchisee Value Proposition” (page 18), the table under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators” (page 105), “Business—Our Company—Our Track Record of Robust Financial Performance and Growth” (page 121), and “Business—Twin Peaks: The Ultimate Sports Lodge—Twin Peaks’ Competitive Strengths—High-Growth, Asset-Light Franchisor Business Model with Compelling Franchisee Value Proposition” (page 130) to present the Company’s net loss margin, which is the most directly comparable GAAP margin, with equal or greater prominence.

Business

Twin Peaks’ Track Record of Robust Financial Performance and Growth, page 104

14.	It appears your presentation of cash-on-cash returns for restaurants, calculated by dividing Restaurant-Level EBITDA by your net initial investment after tenant allowances and sale leaseback proceeds, is a non-GAAP measure. Please provide the information required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in “Summary of our Company and our Business—Twin Peaks: The Ultimate Sports Lodge—Twin Peaks’ Track Record of Robust Financial Performance and Growth” (page 11) and “Business—Twin Peaks: The Ultimate Sports Lodge—Twin Peaks’ Track Record of Robust Financial Performance and Growth” (page 123).

Twin Peaks’ Market Opportunity, page 105

15.	We note your disclosure comparing the company to the general full-service dining industry and casual dining segment but we also note that you operate in the sports bar subsegment. Please balance any comparison disclosure with additional details regarding the company’s performance within the sports bar sub-segment.

In response to the Staff’s comment, the Company has revised the disclosure in “Summary of our Company and our Business—Twin Peaks: The Ultimate Sports Lodge—Twin Peaks’ Market Opportunity” (page 13) and “Business—Twin Peaks: The Ultimate Sports Lodge—Twin Peaks’ Market Opportunity” (page 125) to include additional disclosure regarding the Company’s performance and ranking within the sports-bar sub-segment, according to Technomic’s 2023 Top 500 Chain Restaurant Report, which ranks U.S. restaurant chains by 2022 domestic system-wide sales.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

Differentiated Customer Experience Generating Industry-Leading Guest Satisfaction, page 108

16.	We note that the metrics disclosed in this section compare the company to the broader casual dining segment and general restaurant industry. We also note your disclosure that the company operates within the sports bar sub-segment. To the extent available, please provide comparable information related to the company’s scores in the sports bar subsegment.

The Company acknowledges the Staff’s comment, however, the Company respectfully advises the Staff that Black Box does not provide any scoring with respect to various categories of consumer sentiment within the sports bar sub-segment, and therefore, the Company is unable to provide any consumer sentiment scores within the sports bar sub-segment.

Management

Executive Officers, Non-Executive Directors, and Non-Executive Director Nominees, page 127

17.	Please revise here or in another section to identify the members of your board and management who will hold position at related entities. In this regard, we note your disclosure on page 58 that “[t]wo of our director nominees are also directors of FAT Brands, and own stock options to purchase shares of Class A common stock of FAT Brands.”

In response to the Staff’s comment, the Company has revised the disclosure in “Summary of our Company and our Business—Our Relationship with FAT Brands—Overlap of Certain Directors and Management” (page 28), and added a new section under “Management—Overlap of Certain Directors and Management” (page 153), to identify the members of the Company’s Board of Directors and management who hold positions at related entities.

General

18.	In an appropriate place, please address whether FAT Brands will continue to trade on Nasdaq under the ticker symbol “FAT.” Consider adding a question and answer regarding the continued trading of FAT Brands.

The Company acknowledges the Staff’s comment, and has added a question and answer under “Questions and Answers Regarding the Spin-Off—Q: Will the Spin-Off affect the listing or trading of FAT Brands Class A Common Stock or FAT Brands Class B Common Stock on the Nasdaq Capital Market?” (page 4) to disclose that each of FAT Brands Class A Common Stock and FAT Brands Class B Common Stock will continue to be listed for trading on the Nasdaq Capital Market under the symbols “FAT” and “FATBB”, respectively.

Confidential Treatment Requested by Twin Hospitality Group Inc.

Pursuant to 17 C.F.R. Section 200.83

U.S. Securities and Exchange Commission

July 8, 2024

We thank the Staff for its courtesies. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to call me at 415-655-1280 or email me at wongw@gtlaw.com.

Sincerely,

/s/ William Wong
William Wong, Esq.

cc:	Joseph Hummel, Chief Executive Officer, Twin Hospitality Group Inc.
Clay Mingus, Chief Legal Officer and Secretary, Twin Hospitality Group Inc.
Mark Kelson, Esq., Greenberg Traurig, LLP